Exhibit 12.2

PETRÓLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(Thousands of constant pesos as of June 30, 2006)

	Six Months Ended June 30,
	2006	2005
U.S. GAAP
Fixed Charges(1)
Interest capitalized in fixed assets	Ps. 4,012,670	Ps. 6,317,933
Interest expense	22,186,886	26,031,535

Total interest cost	26,199,556	32,349,468
Total Fixed Charges	26,199,556	32,349,468

Income Earnings after taxes and duties	12,423,760	(11,011,665)
Fixed Charges(1):
Interest cost net of amounts capitalized	22,186,886	26,031,535

Total Fixed Charges (Net of amounts capitalized)	22,186,886	26,031,535

Earnings after taxes and duties plus fixed charges (net of amounts capitalized)	34,610,646	15,019,870

Amount by which fixed charges exceed earnings	Ps. (8,411,090)	Ps. 17,329,598
Ratio of earnings to fixed charges	1.3210	0.4643

(1) These figures do not include rental expense.

PETRÓLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(Thousands of constant pesos as of June 30, 2006)

	Six Months Ended June 30,
	2006	2005
Mexican GAAP
Fixed Charges(1)
Interest capitalized in fixed assets	Ps. 3,158,156	Ps. 5,361,068
Interest expense	23,041,300	26,988,400

Total interest cost	26,199,456	32,349,468
Total Fixed Charges	26,199,456	32,349,468

Earnings after IEPS taxes and Hydrocarbon Extraction duties	19,370,406	(2,573,090)
Fixed Charges(1)
Interest cost net of amounts capitalized	23,041,300	26,988,400

Total Fixed Charges (Net of amounts capitalized)	23,041,300	26,988,400

Earnings after taxes and duties plus fixed charges (net of amounts capitalized)	42,411,706	24,415,310

Amount by which fixed charges exceed earnings	Ps. (16,212,250)	Ps. 7,934,158
Ratio of earnings to fixed charges	1.6188	0.7547

(1) These figures do not include rental expense.